Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2015	2014	2013	2012	2011
	(millions)
Net income	$152.8	$162.4	$169.0	$141.6	$135.5

Add
Income tax expense	76.8	75.7	79.8	75.3	69.1
Kansas City earnings tax	(0.5)	0.3	—	0.1	—
Total taxes on income	76.3	76.0	79.8	75.4	69.1

Interest on value of leased property	5.0	4.9	5.1	5.3	5.4
Interest on long-term debt	131.8	128.8	128.1	123.5	118.5
Interest on short-term debt	4.0	2.9	3.4	4.4	5.1
Other interest expense and amortization	4.7	4.7	5.1	3.8	5.8

Total fixed charges	145.5	141.3	141.7	137.0	134.8

Earnings before taxes on
income and fixed charges	$374.6	$379.7	$390.5	$354.0	$339.4

Ratio of earnings to fixed charges	2.57	2.69	2.76	2.58	2.52